ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Assignment") is dated September 13, 2013, by and between Pallas Holdings, LLC, a Delaware limited liability company ("Assignor") and Mine Investment, LLC., a Delaware limited liability company (the "Assignee").

W I T N E S S E T H:

WHEREAS, Assignor and Assignee have entered into that certain Asset Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"); and

WHEREAS, in order to consummate the transactions contemplated by the Purchase Agreement, Assignor and Assignee desire to enter into this Assignment and Assumption Agreement (this "Assignment").

NOW, THEREFORE, in consideration of the premises and the consideration hereinafter set forth, Assignor and Assignees hereby agrees as follows:

1. Defined Terms. All capitalized terms set forth herein and not otherwise defined shall have the meanings set forth in the Purchase Agreement.

2. Assignment and Assumption. Assignor hereby assigns to Assignee all of its right, title and interest in and to the letter of intent between the Company and Marrowbone Energy Resources, Inc. dated May 10, 2013 as may be extended ("LOI"); and Assignee hereby accepts the foregoing assignment and assumes the LOI.

4. Further Assurances. Each party agrees to execute and deliver such further instruments of sale, conveyance, transfer and assignment and to do such other acts as the other party may reasonably require to implement the intentions of this Assignment.

5. Benefits; Binding Effect. This Assignment shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors and assigns.

7. Counterparts. This Assignment may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument. The signatures to this Assignment need not all be on a single copy of this Assignment, and may be facsimiles or electronic scans rather than originals, and shall be fully as effective as though all signatures were originals on the same copy.

IN WITNESS WHEREOF, the parties have executed this Assignment on the day and year first above written.

ASSIGNOR:

PALLAS HOLDINGS, LLC

By:______________________________
Perian Salviola, Manager

ASSIGNEE:

MINE INVESTMENT, LLC

By:______________________________
Name:____________________________
Title:_____________________________